Exhibit (g)(7)

KA Credit Advisors, LLC
717 Texas Avenue, Suite 2200

Houston, Texas 77002
(713) 493-2020

Kayne Anderson BDC, Inc.
717 Texas Avenue, Suite 2200
Houston, Texas 77002

Re:	Waiver of Certain Fees under that Certain Amended and Restated Investment Advisory Agreement dated as of March 6, 2024

Ladies and Gentlemen:

This letter agreement (this “Agreement”), to become effective upon successful completion of the initial public offering of the common stock (the “IPO”) of Kayne Anderson BDC, Inc. (the “Company”), is by and between the Company, a Delaware corporation, and KA Credit Advisors, LLC, a Delaware limited liability company and the investment adviser to the Company (the “Adviser”). This Agreement is intended to memorialize the waiver of certain fees the Adviser is otherwise entitled to receive pursuant to that certain Amended and Restated Investment Advisory Agreement, dated as of March 6, 2024, by and between the Company and the Adviser, as amended from time to time (the “A&R IAA”). The A&R IAA amends and restates that that certain Investment Advisory Agreement, dated as of February 5, 2021, by and between the Company and the Adviser (as amended by that certain Amendment, dated as of November 8, 2022) (the “Original Investment Advisory Agreement”).

This Agreement will become valid and enforceable upon the closing of the IPO (the “Effective Date”). In the event that the IPO is not completed, the Original Investment Advisory Agreement will remain in full force and effect, and this Agreement will have no effect.

Pursuant to Section 3(a) of the A&R IAA, as compensation for services furnished or provided by the Adviser, the Company pays the Adviser a base management fee, paid quarterly in arrears and calculated at an annual rate of 1.00% based on the average value, at the end of the two most recently completed calendar quarters, of the Company’s fair market value of investments, including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase (the “Base Management Fee”).

The Adviser has agreed to waive 0.25% of the Base Management Fee it is otherwise entitled to receive pursuant to the A&R IAA for the period from the Effective Date to the date that is twelve (12) months after the Effective Date.

Pursuant to Section 3(b)(i) of the A&R IAA, the Company pays the Adviser an income incentive fee computed and paid quarterly in arrears and calculated as described in the A&R IAA based on the Company’s quarterly pre-incentive fee net investment income (as defined in the A&R IAA) in respect of the relevant Trailing Twelve Quarters (as defined in the A&R IAA) (the “Income Incentive Fee”).

The Adviser has further agreed to waive such portion of the Income Incentive Fee it is otherwise entitled to receive pursuant to the A&R IAA, for a period of the Company’s first three consecutive calendar quarters commencing with the calendar quarter in which the Effective Date occurs. For the avoidance of doubt, the Adviser’s waiver of the Income Incentive Fee shall not commence until the Adviser has been paid the Income Incentive Fee accrued prior to and owed in connection with the IPO.

Any amount waived by the Adviser pursuant to this Agreement may not be recouped by the Adviser.

This Agreement shall become effective upon the Effective Date and will terminate automatically upon the expiration of the waiver periods specified above. Notwithstanding the foregoing, this Agreement shall earlier terminate and be of no further force or effect (i) automatically upon the termination of the A&R IAA; and (ii) if the Company, with the approval of the Board, including a majority of the Independent Directors, notifies the Adviser in writing of the termination of this Agreement.

This Agreement supersedes and terminates, as of the Effective Date, all prior agreements between the Company and the Adviser relating to waivers by the Adviser of the fees payable pursuant to the A&R IAA.

Except as otherwise specified herein, the A&R IAA and all covenants, agreements, terms and conditions thereof shall continue in full force and effect, subject to the terms and provisions thereof and hereof.

Please confirm your notice of and agreement to the foregoing by signing where indicated below.

Very truly yours,		ACCEPTED AND AGREED:

KA CREDIT ADVISORS, LLC		KAYNE ANDERSON BDC, INC.

By:	/s/ Michael O’Neil	By:	/s/ Terry Hart
Name:	Michael O’Neil	Name:	Terry Hart
Title:	Chief Compliance Officer	Title:	Chief Financial Officer and Treasurer